Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 3, 2007
Relating to Preliminary Prospectus Supplement dated December 3, 2007
Registration Statement No. 333-145339
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, Texas 77002
(713) 780-9494
fax (713) 780-9254

Contact:
Robert C. Turnham, Jr., President	Traded: NYSE (GDP)
David R. Looney, Chief Financial Officer
FOR IMMEDIATE RELEASE
GOODRICH PETROLEUM ANNOUNCES 5,200,000 SHARE PUBLIC OFFERING AND
CAPPED CALL OPTION TRANSACTION
Houston, Texas — December 3, 2007. Goodrich Petroleum Corporation (NYSE: GDP) today announced that it is launching a public offering for 5,200,000 shares of its common stock, and will enter into a capped call option transaction which will allow the Company to potentially recoup a portion of the shares sold in this transaction over an average two year period. The number of shares recouped upon settlement of the capped call option transaction will vary if the settlement price at various future dates falls within a range from 100% to 140% of the offering price. Insiders, comprised of the Company’s Chairman of the Board Patrick E. Malloy, III., Vice-Chairman and Chief Executive Officer Walter G. Goodrich, and Board Member Josiah T. Austin, or their affiliates, have indicated their intent to purchase at least 260,000 shares of the offering at the public offering price.
The shares will be offered in an offering registered under the Securities Act of 1933, as amended, pursuant to the Company's existing shelf registration statement. Of the 5,200,000 shares being offered, 1,430,000 shares will be purchased on a best efforts basis by Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc., each acting as an agent for one of its affiliates, to facilitate their hedging in connection with the capped call option transaction. These hedge shares, if purchased, will be offered by the purchasers themselves or through their broker-dealer affiliates from time to time at varying prices. The Company intends to grant the underwriters a 30-day option to purchase up to 565,500 additional shares of common stock from the Company to cover the over-allotments. Net proceeds from the offering, after purchase of the capped call option, will be initially used to pay down current indebtedness under the Company’s senior bank credit facility which may then be reborrowed to provide incremental capital to continue development of the Company’s Cotton Valley trend acreage.
Bear, Stearns & Co. Inc. and J.P. Morgan Securities Inc. will be the joint book-running managing underwriters, with Howard Weil Incorporated, Raymond James, Capital One Southcoast, Johnson Rice & Company L.L.C., Tudor Pickering & Co., BMO Capital Markets and BNP PARIBAS acting as co-managing underwriters of the offering.

In connection with the public offering of common stock, the Company will enter into capped call option agreements with certain of the underwriters or their affiliates, which is expected to reduce the potential dilution from the offering. In connection with those transactions, the counterparties may engage in hedging activities which could have the effect of increasing, or preventing a decline in, the price of the Company’s common stock concurrently with or following the pricing of the offering. The option counterparties or their affiliates will likely modify the hedge positions from time to time by purchasing and selling shares of the Company’s common stock, other of the Company’s securities or other instruments they may wish to use in connection with such hedging. This is particularly likely to occur just before or during the settlement periods for the options.
Goodrich Petroleum has filed a registration statement (including a base prospectus and preliminary prospectus supplement) with the SEC (Commission File No. 333-145339) for the offering to which this communication relates. Before you invest, you should read the base prospectus and preliminary prospectus supplement in that registration statement and other documents Goodrich has filed with the SEC for more complete information about Goodrich and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request a copy of the prospectus and the related preliminary prospectus supplement by calling toll-free at 800-803-9204.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.
Certain statements in this news release regarding future expectations and plans for future activities, including the intention to enter into the offering and the use of proceeds of the offering, may be regarded as “forward looking statements” within the meaning of the Securities Litigation Reform Act. They are subject to various risks, such as financial market conditions, as well as other risks discussed in detail in the Company’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.